UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CollPlant Biotechnologies Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.5 per share (including Ordinary Shares represented by American Depositary Shares (ADSs) at a ratio of one Ordinary Share per each ADS)

(Title of Class of Securities)

19516R107

(CUSIP Number)

JKALL Holdings, LLC

15511 Hwy 71 W, Suite 110-502

Bee Cave, TX 78738

Copy to:

Jason R. Schendel

Sheppard Mullin Richter & Hampton LLP

379 Lytton Ave.

Palo Alto, California 94301

(650) 815-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19516R107	Page 2 of 5

1.		Name of Reporting Person: JKALL Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☒
3.		SEC Use Only
4.		Citizenship or Place of Organization: Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 239,851 Ordinary Shares
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 239,851 Ordinary Shares
	8.	Shared Dispositive Power: 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person: 239,851 Ordinary Shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9): 3.7%(1)
12.		Type of Reporting Person (See Instructions): OO

(1)   Based on 6,567,536 ordinary shares of the Issuer issued and outstanding as of August 31, 2020 (which number was set forth in the Report of Foreign Private Issuer on Form 6-K for the month of September 2020 filed with the SEC on September 1, 2020).

CUSIP No. 19516R107	Page 3 of 5

Item 1(a).                                               Name of Issuer:

CollPlant Biotechnologies Ltd. (the “Issuer”)

Item 1(b).                                               Address of Issuer’s Principal Executive Offices:

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

Item 2(a).                                               Name of Person(s) Filing:

This statement is filed by the entity listed below (the “Reporting Person”).

JKALL Holdings, LLC., a Texas limited liability company, whose managers are Joseph Allison and Kathleen Allison.

Item 2(b).                                               Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Person is 15511 Hwy 71 W, Suite, 110-502, Bee Cave, TX 78738.

Item 2(c).                                                Citizenship:

See Item 4 of each cover page.

Item 2(d).                                               Title of Class of Securities:

See the cover page of this filing.

Item 2(e).                                                CUSIP Number:

19516R107.

Item 3.                                                                    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                                                                    Ownership.

(a)                                        Amount beneficially owned:

See Item 9 of each cover page.

(b)                                       Percent of class:

See Item 11 of each cover page.

CUSIP No. 19516R107	Page 4 of 5

(c)                                        Number of shares as to which the person has:

(i)                                           Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)                                      Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)                                 Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)                                  Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.                                                                    Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.                                                                    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                                                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                                                                    Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                                                    Notice of Dissolution of Group.

Not applicable.

Item 10.                                                           Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 19516R107	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021	JKALL Holdings, LLC

	Name:	/s/ Joseph Allison
	By:	Joseph Allison, manager